UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Sculptor Acquisition Corp I
 (Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G7T983 103
(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Sculptor Acquisition Sponsor I

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,650,000(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,650,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,650,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.65%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]
Represents 5,650,000 shares of Class A ordinary shares of Sculptor Acquisition Corp I (the “Issuer”), par value $0.0001 per share (“Class A Ordinary Shares”), issuable upon conversion of 5,650,000 Class B ordinary shares of the Issuer, par value $0.0001 per share (“Class B Ordinary Shares”), owned by Sculptor Acquisition Sponsor I (the “Sponsor”).  The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-260302).   The Sponsor is the record holder of the shares reported. The Sponsor is controlled by Sculptor Capital LP. Sculptor Capital Holding Corporation is the general partner of Sculptor Capital LP and controls Sculptor Capital LP. Sculptor Capital Holding Corporation is a wholly owned subsidiary of Sculptor Capital Management, Inc. (“Sculptor”) and is controlled by Sculptor. As such, Sculptor Capital LP, Sculptor Capital Holding Corporation, and Sculptor may be deemed to be the beneficial owners of the Class B Ordinary Shares held directly by the Sponsor.

[2]
The calculation assumes that there is a total of 28,750,000 Class A Ordinary Shares outstanding, which is the sum of (i) 23,000,000 shares of Class A Ordinary Shares outstanding upon completion of the Issuer’s initial public offering and exercise of the underwriter’s over-allotment option, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 13, 2021 and (ii) 5,750,000 shares of Class A Ordinary Shares issuable upon the conversion of 5,750,000 shares of Class B Ordinary Shares.

1	NAMES OF REPORTING PERSONS
Sculptor Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,650,000(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,650,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,650,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.65%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

[1]
Represents 5,650,000 shares of Class A Ordinary Shares of the Issuer issuable upon conversion of 5,650,000 Class B Ordinary Shares of the Issuer owned by the Sponsor.  The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-260302).   The Sponsor is the record holder of the shares reported. The Sponsor is controlled by Sculptor Capital LP. Sculptor Capital Holding Corporation is the general partner of Sculptor Capital LP and controls Sculptor Capital LP. Sculptor Capital Holding Corporation is a wholly owned subsidiary of Sculptor and is controlled by Sculptor. As such, Sculptor Capital LP, Sculptor Capital Holding Corporation, and Sculptor may be deemed to be the beneficial owners of the Class B Ordinary Shares held directly by the Sponsor.

[2]
The calculation assumes that there is a total of 28,750,000 Class A Ordinary Shares outstanding, which is the sum of (i) 23,000,000 shares of Class A Ordinary Shares outstanding upon completion of the Issuer’s initial public offering and exercise of the underwriter’s over-allotment option, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 13, 2021 and (ii) 5,750,000 shares of Class A Ordinary Shares issuable upon the conversion of 5,750,000 shares of Class B Ordinary Shares.

1	NAMES OF REPORTING PERSONS
Sculptor Capital Holding Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,650,000(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,650,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,650,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.65%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

[1]
Represents 5,650,000 shares of Class A Ordinary Shares of the Issuer issuable upon conversion of 5,650,000 Class B Ordinary Shares of the Issuer owned by the Sponsor.  The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-260302).   The Sponsor is the record holder of the shares reported. The Sponsor is controlled by Sculptor Capital LP. Sculptor Capital Holding Corporation is the general partner of Sculptor Capital LP and controls Sculptor Capital LP. Sculptor Capital Holding Corporation is a wholly owned subsidiary of Sculptor and is controlled by Sculptor. As such, Sculptor Capital LP, Sculptor Capital Holding Corporation, and Sculptor may be deemed to be the beneficial owners of the Class B Ordinary Shares held directly by the Sponsor.

[2]
The calculation assumes that there is a total of 28,750,000 Class A Ordinary Shares outstanding, which is the sum of (i) 23,000,000 shares of Class A Ordinary Shares outstanding upon completion of the Issuer’s initial public offering and exercise of the underwriter’s over-allotment option, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 13, 2021 and (ii) 5,750,000 shares of Class A Ordinary Shares issuable upon the conversion of 5,750,000 shares of Class B Ordinary Shares.

1	NAMES OF REPORTING PERSONS
Sculptor Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,650,000(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,650,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,650,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.65%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

[1]
Represents 5,650,000 shares of Class A Ordinary Shares of the Issuer issuable upon conversion of 5,650,000 Class B Ordinary Shares of the Issuer owned by the Sponsor.  The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-260302).   The Sponsor is the record holder of the shares reported. The Sponsor is controlled by Sculptor Capital LP. Sculptor Capital Holding Corporation is the general partner of Sculptor Capital LP and controls Sculptor Capital LP. Sculptor Capital Holding Corporation is a wholly owned subsidiary of Sculptor and is controlled by Sculptor. As such, Sculptor Capital LP, Sculptor Capital Holding Corporation, and Sculptor may be deemed to be the beneficial owners of the Class B Ordinary Shares held directly by the Sponsor.

[2]
The calculation assumes that there is a total of 28,750,000 Class A Ordinary Shares outstanding, which is the sum of (i) 23,000,000 shares of Class A Ordinary Shares outstanding upon completion of the Issuer’s initial public offering and exercise of the underwriter’s over-allotment option, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 13, 2021 and (ii) 5,750,000 shares of Class A Ordinary Shares issuable upon the conversion of 5,750,000 shares of Class B Ordinary Shares.

SCHEDULE 13G
Item 1.

(a)	Name of Issuer

Sculptor Acquisition Corp I, a Cayman Islands exempted company (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

9 West 57th Street, 39th Floor, New York, NY 10019

Item 2.

(a)	Name of Person Filing

This Schedule 13G (the “Schedule 13G”) is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

•	Sculptor Acquisition Sponsor I (the “Sponsor”);

•	Sculptor Capital LP;

•	Sculptor Capital Holding Corporation; and

•	Sculptor Capital Management, Inc. (“Sculptor”).

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each Reporting Person is 9 West 57th Street, 39th Floor, New York, NY 10019.

(c)	Citizenship

The citizenship or place of organization of each Reporting Person is set forth on each Reporting Person’s cover page.

(d)	Title of Class of Securities

Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”)

(e)	CUSIP Number

G7T983 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership

The responses to Items 5 to 9 and 11 in each of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Sponsor directly held 5,650,000 Class B Ordinary Shares, representing 19.65% of the Issuer’s Ordinary Shares issued and outstanding, based on 23,000,000 Class A Ordinary Shares and 5,750,000 Class B Ordinary Shares outstanding as of December 13, 2021, as reported by the Issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on December 20, 2021.  The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-260302).

The Sponsor is controlled by Sculptor Capital LP. Sculptor Capital Holding Corporation is the general partner of Sculptor Capital LP and controls Sculptor Capital LP by virtue of its holdings and written agreements. Sculptor Capital Holding Corporation is a wholly owned subsidiary of Sculptor and is controlled by Sculptor. As such, Sculptor Capital LP, Sculptor Capital Holding Corporation, and Sculptor may be deemed to be the beneficial owners of the Ordinary Shares reported in this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

This Item 10 is not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2022

SCULPTOR ACQUISITION SPONSOR I

By:	/s/ Wayne Cohen
Name: Wayne Cohen Title: Authorized Signatory

SCULPTOR CAPITAL LP

By:	/s/ Wayne Cohen
Name: Wayne Cohen Title: President and Chief Operating Officer

SCULPTOR CAPITAL HOLDING CORPORATION

By:	/s/ Wayne Cohen
Name: Wayne Cohen Title: President and Chief Operating Officer

SCULPTOR CAPITAL MANAGEMENT, INC.

By:	/s/ Wayne Cohen
Name: Wayne Cohen Title: President and Chief Operating Officer